AM/STOEX-GN/ ADITYA BIRLA GROUP **October 11, 2005**

82-3428

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

Dear Sir,

Sub : Compliance with Clause 49 of the Listing Agreement

Please find enclosed herewith Quarterly Compliance Report on Corporate Governance, for the quarter ended **30th September, 2005.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Company Secretary

ENCL: AS ABOVE.

Dlw 10/19

Quarterly Compliance Report on Corporate Governance.

Name of the Company : **HINDALCO INDUSTRIES LIMITED**

Quarter ended on : 30/09/2005

Particulars	Clause of Listing Agreement	Compliance Status (Yes /No)	Remarks
1	2	3	4
Board of Directors	49 I	YES	
Audit Committee	49 II	YES	
Shareholders/Investors Grievance Committee	49 VI (C)	YES	
Remuneration of Directors	49 III	NO	**
Board Procedures	49 IV	YES	
Management	49 V	YES	
Shareholders	49 VII	YES	
Report on Corporate Governance	49 VII	YES	

** 49 III A is not required, as not applicable. However, 49 III B is being complied with and all the relevant information provided in the Annual Report.

Note :

1. The details under each head shall be provided to incorporate all the information required as per the provisions of the clause 49 of the Listing Agreement.

2. In the column No 3, compliance or non-compliance may be indicated by Yes/No. for example, if the Board has been composed in accordance with the clause 49 I of the Listing Agreement, "Yes" may be indicated.

3. In the remarks column, reasons for non-compliance may be indicated, for example, in case of requirement related to circulation of information to the shareholders, which would be done or in AGM/ EGM, it might be indicated in the "Remarks" column will be complied with at the AGM. Similarly, in respect of matters, which can be complied with only where the situation arises, for example, "Report on Corporate Governance" is to be a part of Annual Report only, the words " will be complied in the next Annual Report" may be indicated.

HINDALCO INDUSTRIES LIMITED MUMBAI

EXEMPTION FILE
No. 082 - 03428

ADITYA BIRLA GROUP

Ref: AKM:ADS:1088:2005 Date:- 11th October, 2005

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washtington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 5516 551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub.: Clause 35 of the Listing Agreement.

Pursuant to the aforesaid clause, please find enclosed herewith the Distribution of Shareholding of the Company as on Quarter ended 30th September, 2005.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Company Secretary

Encl.: as above.

cc.to : Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Anonyme
69, Route of Esch
L-2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL No. 00 352 4590-1

HINDALCO INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING AS ON QUARTER ENDING 30/09/2005

Pursuant to Clause 35 of the Listing Agreement

Sr No	Category	No. of Shares held	Percentage of Shareholdings
A.	**Promoter's holding**		
1	**Promoters**		
a)	**Indian Promoters**		
i(a)	**Shares held by Directors & Relatives (Details in Annexure A i(a))**	1,275,500	0.14
i(b)	**Shares held by Promoters Companies**		
1	Turquoise Investments and Finance Pvt. Ltd.	63,951,970	6.89
2	Trapti Trading & Investments Pvt. Ltd.	56,088,430	6.05
3	Trustees holding shares under the scheme of Arrangement between HIL/IGCL/IGFL on behalf of Hindalco	16,316,130	1.76
4	Umang Commercial Company Limited	14,391,940	1.55
5	Other Promoter Companies **(Details in Annexure A i (b))**	4,135,390	0.45
b)	**Foreign Promoters**	Nil	Nil
2	**Persons acting in concert**		
a)	Other Directors & Relatives **(Details in Annexure A 2 (a))**	432,130	0.05
b)	Companies:		
1	Grasim Industries Limited	23,034,530	2.48
2	Pilani Investment & Industries Corporation Limited	22,690,160	2.45
2	Birla Institute of Technology & Science	21,583,090	2.33
4	Indian Rayon & Industries Limited	16,316,130	1.76
5	Others: **Kamal Trading Company Limited**	522,890	0.06
	Sub-Total	**240,738,290**	**25.95**
B.	**Non-Promoters Holding**		
3	**Institutional Investors**		
a.	**Mutual Funds & UTI**	46,433,968	5.01
b.	**Banks, Financial Institutions, insurance Companies (Central & State Gov. Institutions/Non Government Institutions)**		
1	Life Insurance Corporation of India	66,032,480	7.12
2	The New India Assurance Company Limited	11,610,520	1.25
3	Other Financial Institutions & Insurance Companies	31,632,737	3.41
c.	**FIIs**		
1	M and G Investment Management Ltd. A/c The Prudential Assurance Company Limited	19,659,340	2.12
2	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited	17,452,910	1.88
3	New World Fund Inc.	14,818,190	1.60
4	Other FIIs	133,107,496	14.35
	Sub-Total	**340,747,641**	**36.73**
4	**Others**		
a.	Private Corporate Bodies	37,647,022	4.06
b.	Indian Public	115,221,720	12.42
c.	NRIs/OCBs	40,438,508	4.36
d.	Any other		
1	Morgan Guarantee Trust Co. of New York as Depository of GDR holders	150,950,670	16.27
2	Transhold	2,004,119	0.22
	Sub Total	**346,262,039**	**37.32**
	GRAND TOTAL	**927,747,970**	**100.00**

NOTES :

1 **Total Foreign shareholding :**

	No of shares	Percentage
FIIs	185,037,936	19.94
GDRs	150,950,670	16.27
NRI/OCB	40,438,508	4.36
TOTAL	**376,427,114**	**40.57**

HINDALCO INDUSTRIES LIMITED MUMBAI

ANNEXURE - A

HINDALCO INDUSTRIES LIMITED DETAILS OF PROMOTERS AND PERSON ACTING IN CONCERT holding less than 1%			
Sr. No.	**Category**	**No. of Shares held**	**Percentage of Shareholdings**
A.	**Promoter's holding**		
1	**Promoters**		
a)	**Indian Promoters**		
i(a)	**Shares held by Directors & Relatives**		
	Mr. Kumar Mangalam Birla	362,400	0.04
	Smt. Rajashree Birla	241,140	0.03
	Smt. Vasavadatta Bajaj	66,020	0.01
	Smt. Neerja Birla	49,750	0.01
	Aditya Vikram Kumar Managalam Birla HUF	269,850	0.03
	Kumar Mangalam Birla F & N G OF Ananyashree Birla	15,000	0.00
	Kumar Mangalam Birla Karta of AVKM Birla HUF	1,660	0.00
	Dr. K.K. Birla	34,120	0.00
	Mr. Arvind Kumar Newar	23,090	0.00
	Smt. Manju Newar	116,320	0.01
	Mr. Ram Das Bhatter	3,100	0.00
	Ms. Jayshree Mohta	91,800	0.01
	Mr. Prakash Mohta	1,250	0.00
	Sub Total i(a)	**1,275,500**	**0.14**
i(b)	**Shares held by Promoters Companies**		
	Birla Group Holdings Private Limited	3,663,360	0.39
	Heritage Housing Finance Limited	308,330	0.03
	Mangalam Services Limited	74,330	0.01
	TGS Investment & Trade Pvt. Ltd.	86,310	0.01
	Global Holdings Private Limited	3,060	0.00
	Sub Total i(b)	**4,135,390**	**0.45**
2	**Persons acting in concert**		
a)	**Other Directors & Relatives**		
	Mr. A K Agarwala	64,160	0.01
	Mr. Chaitan Manbhai Maniar	30,760	0.00
	Mr. D Bhattacharya	2,500	0.00
	Mr. Eruch Byramsha Desai	172,720	0.02
	Mr. Madhukar Manilal Bhagat	2,700	0.00
	Radha Agarwala	106,850	0.01
	Mr. Sangram Singh Kothari	44,080	0.00
	Jayshree Kothari	1,200	0.00
	Mr. B. L. Shah	5,000	0.00
	Mr. Dwarka Dass Rathi	2,000	0.00
	Mr. Shailendra K Jain	160	0.00
	Sub Total 2(a)	**432,130**	**0.05**

HINDALCO INDUSTRIES LIMITED MUMBAI